Room 4561

March 29, 2007

M. Stephen Walker
Vice President – Finance and
      Chief Financial Officer
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, AL 36695

      Re: Computer Programs and Systems, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2005
                File No. 0-49796

Dear Mr. Walker:

      We have completed our review of the above referenced filings and have no further comments at this time.

                Sincerely,

                Stephen G. Krikorian
                Accounting Branch Chief